Exhibit 99.239

NexTech AR Subsidiary, Map Dynamics, Hosts Houston
Ballet’s 2020 Virtual Nutcracker Market

The newly acquired Map Dynamics self-serve hybrid events platform further strengthens NexTech’s client portfolio with the Houston Ballet’s Annual Nutcracker Market, a signature holiday retail and fundraising event

Vancouver B.C., Canada and Houston, TX – November 25, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for virtual and hybrid eCommerce, education, conferences and events today provided an update from subsidiary Map Dynamics on the first virtual event it’s hosting under the NexTech brand: Houston Ballet’s Virtual Nutcracker Market.

The 2020 Virtual Nutcracker Market launched on November 11th, it features 150 exhibitors representing apparel, beauty, food, home decor and more, many of whom are small businesses based or operating within the local Houston, Texas market. To date, the 2020 Nutcracker Market has drawn 716,823 exhibitor views, 76,542 event visitors and over 1 million event visits. The marketplace will be accessible to shoppers through December 11, 2020.

Map Dynamics worked with Houston Ballet to reimagine this annual event, which traditionally draws shoppers to 150,000 square feet of retail and exhibition space, into a fully virtual online marketplace. During the 2019 Nutcracker Market, over 107,240 customers spent over $20.4 million at more than 270 national and international booths. Additionally, a portion of proceeds from the event are donated to the Houston Ballet Foundation to fund its academy and scholarship programs.

For the 2020 Virtual Nutcracker Market, Map Dynamics built an interactive, easy-to-navigate floor plan that enables attendees to browse exhibitors through the floor plan by name, booth number or category. Each exhibitor’s virtual booth can be customized to include their business story, product images, videos, and chat functionality, all directly within the event platform. Map Dynamics adapted many of its B2B and educational event features, including networking and live chat functionality, into the Market platform, creating unique engagement opportunities for attendees that go beyond the traditional online shopping experience.

“I was incredibly excited to work with the Houston Ballet on this event because it offered our team at Map Dynamics the opportunity to prove that our virtual event software is able to support an expo of this size and I’m happy to report that it has been flawless,” said Remington Rehklau, Account Executive at Map Dynamics, “A marketplace setup like this, is different from the B2B trade shows and association events. We believe that many of the features and functionalities we built for this show have the potential to be used in the future as we look to expand the reach of our platform to support more consumer events. Events like these can help drive consumers to small businesses that rely on the increased shopper activity this time of year.”

“We’re thrilled to see the success and positive feedback the Map Dynamics team has been receiving for the Nutcracker Market. Their self-serve platform is perfectly suited to transform an event of this scale into an experience that allows retailers and shoppers to connect in a safe, convenient virtual setting.” said Evan Gappelberg, CEO of NexTech AR, “As more consumer expos and marketplaces look to go hybrid heading into 2021, we believe that the platform and functionality that Map Dynamics built for this event will allow us to be well-positioned for future partnerships.”

With the recently announced acquisition of Map Dynamics, NexTech intends to sell its AR solutions to its 750 customers and offer a self-service, no touch option on top of its InfernoAR white glove service. When combined with its existing immersive AR solutions, the company creates a formidable powerhouse in the rapidly growing events market.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

About Map Dynamics

Map Dynamics is a self-serve virtual events platform that supports live video, chat, networking, and analytics reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

About Houston Ballet Nutcracker Market

Houston Ballet Nutcracker Market has become the signature holiday fundraising shopping event that kicks off the holiday season in Houston! It is a one-stop shop featuring hundreds of merchants from around the country, offering unique items for everyone, including home décor, gifts, food, apparel, toys, accessories and more. It is the best way to shop and give back during the holidays, as 11% of all the merchandise you buy, goes back to Houston Ballet Foundation.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.